Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal Second Quarter 2008 Operating Results
Record net income of $1.1 million for fiscal second quarter 2008
Revenue up 61% from previous fiscal second quarter
NEW YORK, Feb 12, 2008 (BUSINESS WIRE) — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for the quarter ended December 31, 2007, its second quarter of fiscal 2008.
Revenue for the quarter ended December 31, 2007 increased 61 percent to $13.2 million, from $8.2 million in the same period a year ago. The increase in revenue is attributable to an increase of $4.0 million from the Company’s Australian operations, which came primarily from its network of radio station affiliates, and an increase of $1.0 million from its Canadian operations.
Adjusted Operating Income for the three-month period ended December 31, 2007 tripled to $2.1 million from an Adjusted Operating Income of $0.7 million for three-months ended December 31, 2006, an increase of $1.4 million. The Company defines Adjusted Operating Income as operating income plus depreciation and amortization expense.
For the three months ended December 31, 2007, the Company recorded net income of $1.1 million compared to $44,000 for the year ago period. The increase is attributable to the Company’s Australian operations, which increased $1.25 million to $2.4 million for the quarter.
Revenue for the six month period ended December 31, 2007, was $24.1 million compared to $14.3 million for the six month period ended December 31, 2006, an increase of 69 percent. The increase in revenue for the period is primarily attributable to an $8.4 million increase in the Company’s Australian operations and an increase of $1.4 million in its Canadian operations.
Adjusted Operating Income for the six-month period ended December 31, 2007 was $2.7 million, compared to break-even in the first half of fiscal 2007.
For the six-month period, the Company reported net income of $1.0 million, compared to a loss of $0.8 million in the year ago period. The increase in income for the period is attributable to the Australian Traffic Network’s operations, which increased from $2.7 million to $3.9 million.
Commenting on the quarter, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “This has been our most successful quarter as a public company to date, and we are extremely pleased with both our top and bottom line results. This quarter saw tremendous growth on a year over year basis, indicative of the continued progress we are making in both Australia and Canada. This speaks to the quality of the radio and television reports that we provide our clients, as well as the ability of our sales staff to forge relationships and find the proper streams through which to divest our advertising inventory.”
“Now that we have fully established ourselves in the Australian and Canadian markets, and established the foundation to launch our service in the United Kingdom, we are confident in our ability to continue to grow at a rapid pace,” concluded Mr. Yde.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EST on February 12, 2008, to discuss its fiscal second quarter results, as well as other relevant matters. To listen to the call, dial (877) 675-4757 (domestic), or (719) 325-4917 (international). The participant code is 5457266. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
A replay of the call will be available from 11:30 a.m. on February 12, 2008 through 11:59 p.m. on February 19, 2008. To access the replay, please call (888) 203-1112 in the United States or (719) 457-0820 outside of the United States. To access the replay, participants will need to enter the participant code 5457266.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in seven Canadian markets and has recently commenced operations in the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise any forward-looking statements to reflect future events or circumstances.
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the

Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), operating cash flow or similarly titled measures employed by other companies. In addition, this measure is not necessarily a measure of the Company’s ability to fund its cash needs.
The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three and six month periods ended December 31, 2007 and 2006.

	Three Months		Six Months
	Ended		Ended
	December	December	December	December
	31,	31,	31,	31,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In	(In	(In	(In
	thousands)	thousands)	thousands)	thousands)

Net operating income (loss)	$1,709	$425	$1,961	$(430)
Add back:
Depreciation and amortization expense	$365	$242	$696	$427

Adjusted Operating Income (Loss)	$2,074	$667	$2,657	$(3)

Global Traffic Network, Inc.
Income Statement Detail (Unaudited)(In Thousands)
Three months ended December 31, 2007 and 2006

	2007	2007	2007	2007	2007
	Australia	Canada	UK	Corporate	Total
Revenues	$11,338	$1,822	$—	$—	$13,160
Operating expenses
Traffic	3,659	1,698	258	—	5,615
News	1,629	—	—	—	1,629
TV	195	—	—	—	195
Selling, G&A	1,923	628	69	—	2,620
Corporate overhead	400	—	—	463	863
Non-cash compensation	—	—	—	164	164
Depreciation/amortization	193	172	—	—	365
Operating income (loss)	3,339	(676)	(327)	(627)	1,709
Interest expense	25	—	—	—	25
Other (income)	(62)	(3)	(2)	(377)	(444)
Net income (loss) before taxes	3,376	(673)	(325)	(250)	2,128
Income tax expense	1,019	—	—	—	1,019

Net income (loss)	$2,357	$(673)	$(325)	$(250)	$1,109

	2006	2006	2006	2006	2006
	Australia	Canada	UK**	Corporate	Total
Revenues	$7,372	$850	$—	$—	$8,222
Operating expenses
Traffic	2,623	1,182	10	—	3,815
News	1,102	—	—	—	1,102
TV	153	—	—	—	153
Selling, G&A	1,310	474	172	—	1,956
Corporate overhead	379	82	—	—	461
Non-cash compensation	—	—	—	68	68
Depreciation/amortization	191	51	—	—	242
Operating income (loss)	1,614	(939)	(182)	(68)	425
Interest expense	32	—	—	—	32
Other (income)	(10)	—	—	(121)	(131)
Net income (loss) before taxes	1,592	(939)	(182)	53	524
Income tax expense	480	—	—	—	480

Net income (loss)	$1,112	$(939)	$(182)	$53	$44

**	Global Traffic Network (UK) Limited was formed October 19, 2006.

Global Traffic Network, Inc.
Income Statement Detail (Unaudited)(In thousands)
Six Months ended December 31, 2007 and 2006

	2007	2007	2007	2007	2007
	Australia	Canada	UK	Corporate	Total
Revenues	$21,250	$2,891	$—	$—	$24,141
Operating expenses
Traffic	7,139	3,255	461	—	10,855
News	3,223	—	—	—	3,223
TV	375	—	—	—	375
Selling, G&A	3,831	1,213	148	—	5,192
Corporate overhead	782	—	—	737	1,519
Non-cash compensation	—	—	—	320	320
Depreciation/amortization	380	316	—	—	696
Operating income (loss)	5,520	(1,893)	(609)	(1,057)	1,961
Interest expense	50	—	—	—	50
Other (income)	(120)	(15)	(3)	(674)	(812)
Net income (loss) before taxes	5,590	(1,878)	(606)	(383)	2,723
Income tax expense	1,692	—	—	11	1,703

Net income (loss)	$3,898	$(1,878)	$(606)	$(394)	$1,020

	2006	2006	2006	2006	2006
	Australia	Canada	UK**	Corporate	Total
Revenues	$12,886	$1,444	$—	$—	$14,330
Operating expenses
Traffic	5,081	2,315	10	—	7,406
News	2,173	—	—	—	2,173
TV	211	—	—	—	211
Selling, G&A	2,428	860	172	—	3,460
Corporate overhead	825	131	—	—	956
Non-cash compensation	—	—	—	127	127
Depreciation/amortization	341	86	—	—	427
Operating income (loss)	1,827	(1,948)	(182)	(127)	(430)
Interest expense	72	38	—	—	110
Other (income) expense	(16)	1	—	(290)	(305)
Net income (loss) before taxes	1,771	(1,987)	(182)	163	(235)
Income tax expense	536	—	—	—	536

Net income (loss)	$1,235	$(1,987)	$(182)	$163	$(771)

**	Global Traffic Network (UK) Limited was formed October 19, 2006.

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	June 30,
	2007	2007
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$38,155	$7,278
Accounts receivable net of allowance for doubtful accounts of $259 and $93 at December 31 and June 30, 2007	10,023	8,482
Prepaids and other current assets	449	462
Deferred tax assets	215	173

Total current assets	48,842	16,395

Property and equipment, net	7,334	6,568
Intangibles	337	354
Deferred offering costs	—	258
Deferred tax assets	123	139
Other assets	163	126

Total assets	$56,799	$23,840

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$6,888	$6,032
Deferred revenue	275	25
Income taxes payable	1,645	1,121
Current portion of long term debt	572	668

Total current liabilities	9,380	7,846
Long term debt, less current portion	621	822
Other liabilities	373	339

Total liabilities	10,374	9,007
Common stock, $.001 par value; 100,000,000 shares authorized; 18,045,000 shares issued and outstanding as of December 31, 2007 and 12,870,000 shares issued and outstanding as of June 30, 2007	18	13
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of December 31 and June 30, 2007	—	—
Additional paid in capital	48,554	18,527
Accumulated other comprehensive income	1,738	1,198
Accumulated deficit	(3,885)	(4,905)

Total shareholders’ equity	46,425	14,833

Total liabilities and shareholders’ equity	$56,799	$23,840

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Six Months Ended
	December 31		December 31
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$13,160	$8,222	$24,141	$14,330

Operating expenses (exclusive of depreciation and amortization shown separately below)	7,439	5,070	14,453	9,790
Selling, general and administrative expenses	3,647	2,485	7,031	4,543
Depreciation and amortization expense	365	242	696	427

Net operating income (loss)	1,709	425	1,961	(430)
Interest expense	25	32	50	110
Other (income) (including interest income of $441 and $123 for the three months ended December 31, 2007 and 2006 and interest income of $798 and $297 for the six months ended December 31, 2007 and 2006)	(444)	(131)	(812)	(305)

Net income (loss) before income taxes	2,128	524	2,723	(235)
Income tax expense	1,019	480	1,703	536

Net income (loss)	$1,109	$44	$1,020	$(771)

Income (loss) per common share:
Basic	$0.06	$0.00	$0.06	$(0.06)
Diluted	$0.06	$0.00	$0.06	$(0.06)
Weighted average common shares outstanding:
Basic	18,045,000	12,870,000	17,201,250	12,870,000
Diluted	18,101,675	12,870,406	17,279,440	12,870,000
SOURCE: Global Traffic Network, Inc.
KCSA Strategic Communications
David Burke / Lee Roth, 212-682-6300
dburke@kcsa.com / lroth@kcsa.com
or
Global Traffic Network, Inc.
Scott Cody, 212-896-1255
Chief Financial Officer & Chief Operating Officer
scott.cody@globaltrafficnet.com